VISIONQUEST SECURITES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2015

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	610
Total aggregate indebtedness	$	610
Percentage of aggregate indebtedness to net capital		7.52

See independent auditors' report.